SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017 (Report No. 3)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE is Reinventing Customer Service at Interactions/ICUC, the Largest Customer Service Industry Event, Dated April 03, 2017

99.2 NICE Actimize Introduces Holistic Behavioral Analytics Solution to Detect Emerging Patterns and Hidden Threats, Dated April 04, 2017

99.3 NICE inContact Launches “Fast Track:” The Best Way to Move From Outdated, On-Premises Infrastructure to Industry’s Leading Cloud Experience Center, Dated April 05, 2017

99.4 NICE Wins Two 2017 Stevie Awards for Customer Service Excellence, Dated April 06, 2017

99.5 NICE introduces the market’s first enterprise quality management solution that works with any recording platform and data source, Dated April 12, 2017

99.6 How to ace customer service in an omnichannel era: NICE global webinar series to share best practices from industry’s leading experts, Dated April 12, 2017

99.7 San Francisco Department of Emergency Management Selects NICE for 9-1-1 Center Upgrade, Dated April 18, 2017

99.8 Machine Learning Meets Consortium Data: NICE Actimize Launches ActimizeWatch, a Fraud Analytics Optimization Solution, Dated April 19, 2017

99.9 inContact Unveils Newest Release of inContact Agent, Dated April 20, 2017

100.0 NICE Adaptive WFO and cloud-based EVOLVE WFM Recognized for Advancing the Contact Center Industry and Driving Better Customer Service, Dated 24 April, 2017

100.1 NICE EVOLVE WFM Brings Enterprise-Class Forecasting to Organizations of All Sizes through the Cloud, Dated April 26, 2017

100.2 Companies Still Failing to Meet Customer Service Needs Across Channels, New Survey from inContact Reveals, Dated April 27, 2017

100.3 NICE Actimize Recognized as a “Most Promising Cloud Banking Solution Provider for 2017” by Banking CIO Outlook, Dated April 27, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: Corp. VP, General Counsel
Dated: May 8, 2017

EXHIBIT INDEX

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE is Reinventing Customer Service at Interactions/ICUC, the Largest Customer Service Industry Event, Dated April 03, 2017

99.2 NICE Actimize Introduces Holistic Behavioral Analytics Solution to Detect Emerging Patterns and Hidden Threats, Dated April 04, 2017

99.3 NICE inContact Launches “Fast Track:” The Best Way to Move From Outdated, On-Premises Infrastructure to Industry’s Leading Cloud Experience Center, Dated April 05, 2017

99.4 NICE Wins Two 2017 Stevie Awards for Customer Service Excellence, Dated April 06, 2017

99.5 NICE introduces the market’s first enterprise quality management solution that works with any recording platform and data source, Dated April 12, 2017

99.6 How to ace customer service in an omnichannel era: NICE global webinar series to share best practices from industry’s leading experts, Dated April 12, 2017

99.7 San Francisco Department of Emergency Management Selects NICE for 9-1-1 Center Upgrade, Dated April 18, 2017

99.8 Machine Learning Meets Consortium Data: NICE Actimize Launches ActimizeWatch, a Fraud Analytics Optimization Solution, Dated April 19, 2017

99.9 inContact Unveils Newest Release of inContact Agent, Dated April 20, 2017

100.0 NICE Adaptive WFO and cloud-based EVOLVE WFM Recognized for Advancing the Contact Center Industry and Driving Better Customer Service, Dated 24 April, 2017

100.1 NICE EVOLVE WFM Brings Enterprise-Class Forecasting to Organizations of All Sizes through the Cloud, Dated April 26, 2017

100.2 Companies Still Failing to Meet Customer Service Needs Across Channels, New Survey from inContact Reveals, Dated April 27, 2017

100.3 NICE Actimize Recognized as a “Most Promising Cloud Banking Solution Provider for 2017” by Banking CIO Outlook, Dated April 27, 2017